Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of April 15, 2022, Zovio Inc has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Common Stock.
Description of Common Stock
The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Third Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law, for additional information.
Authorized Capital Shares
Our authorized capital stock will consist of 300,000,000 shares of common stock, $0.01 par value per share (“Common Stock”), and 20,000,000 shares of undesignated preferred stock, $0.01 par value per share. The outstanding shares of our Common Stock are fully paid and nonassessable.
Voting Rights
The holders of Common Stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares of Common Stock rank equally as to voting and all other matters. The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.
Dividend Rights
The holders of Common Stock are entitled to receive ratably any dividends when and as declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid cash dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the Common Stock in the foreseeable future.
Liquidation Rights
Upon a liquidation or dissolution of our company, whether voluntary or involuntary, creditors with preferential liquidation rights will be paid before any distribution to holders of our Common Stock. After such distribution, holders of Common Stock are entitled to receive a pro rata distribution per share of any excess amount.
Undesignated Preferred Stock
The board of directors has the authority to issue undesignated preferred stock without stockholder approval, subject to applicable law and listing exchange standards. The board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences and special rights, qualifications, limitations or restrictions as permitted by law. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock.
Listing
Our Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “ZVO.”